Exhibit 99.39
Blue Pearl Mining Ltd.
Management’s Discussion and Analysis
Years ended December 31, 2006 and 2005
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
This discussion and analysis should be read in conjunction with the Corporation’s consolidated financial statements and related notes thereto for the years ended December 31, 2006 and 2005 which were prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in US dollars unless otherwise indicated. Additional information on the Corporation is available on SEDAR at www.sedar.com.
Selected Annual Information (Note 2)
(US$ in thousands, except per share amounts)

	2006	2005	2004
			(Note 1)
Molybdenum sold (000’s lb)	5,737	—	—
Revenue	$150,843	$—	$—
Cost of sales	$145,099	$—	$—
Income from mining operations	$5,744	$—	$—
Net (loss) income	$(20,643)	$(4,113)	$265
Income (loss) per share – basic and diluted	$(0.36)	$(0.13)	$0.02
Cash flow from operating activities	$75,444	$(2,723)	$408
Cash and cash equivalents	$98,059	$6,915	$631
Working capital	$180,063	$5,859	$615
Total assets	$935,744	$8,397	$809
Total long term debt	$411,073	$—	$—
Shareholders’ equity	$224,051	$6,856	$712
Shares outstanding at December 31	100,528	43,079	23,259
(000’s)
Note 1 - 2004 data is for the 6 month period ended December 31, 2004. The Corporation changed its year end effective at December 31, 2004.
Note 2 - The financial information included in the table above, excluding the molybdenum sold (000’s lb) was extracted from the Corporation’s audited financial statements for the years noted.
Introduction
Blue Pearl Mining Ltd. (“Blue Pearl” or the “Corporation”) acquired Thompson Creek Metals Company (“TCMC” or “Thompson Creek”) on October 26, 2006. TCMC is the fifth-largest molybdenum producer in the world and owns the Thompson Creek mine and concentrator in Idaho, the Langeloth metallurgical facility in Pennsylvania and a 75% joint venture interest in the Endako mine, concentrator and roaster in British Columbia. This acquisition transformed the Corporation into a significant metal producer with vertically integrated mining, milling and processing operations.
Blue Pearl paid $575,000 on closing for Thompson Creek and $61,529 on subsequent collection of certain TCMC receivables. The Corporation is also responsible for a contingent payment to the former shareholders of Thompson Creek that is based on the average price of molybdenum in each of 2007, 2008 and 2009. If the average price of molybdenum is between $15 and $25 per pound for 2007, the Corporation will be required to make a contingent payment of between $50,000 and $100,000 in early 2008. A similar calculation is made for 2008 regarding a contingent payment to be made in early 2009. However, this payment is reduced by the amount of the first payment. The total of the two payments cannot exceed $100,000. If the average price of molybdenum exceeds $15 per pound in 2009, then the Corporation will be required to make a final contingent payment of $25,000 in early 2010.
The purchase price, together with closing costs of approximately $179, has been financed through:
a) On the date of the close, the Corporation issued debt as follows:
i. $340,000 variable rate first lien senior secured amortizing term loan bearing interest at LIBOR plus 475 basis points. This loan matures on October 26, 2012.
ii. $22,500 variable rate first lien senior secured revolving line of credit bearing interest at LIBOR plus 475 basis points. This line of credit matures on October 26, 2011.
iii. $61,855 second lien senior secured term loan bearing interest at LIBOR plus 1,000 basis points. This loan matures on April 26, 2013. This loan does not amortize. As described in Note 21 of the Corporation’s financial statements, this loan was repaid in full in March 2007.
b) On October 26, 2006, the Corporation issued 41,860,000 shares of common stock and 20,930,000 warrants for net proceeds of $191,877 after underwriting fees and other issuing costs. Each whole common share purchase warrant entitles the holder to purchase one common share at Cdn$9.00 per share until October 23, 2011.
c) On the closing date, a former shareholder of Thompson Creek purchased, through a private placement, 7,227,182 shares of common stock and 3,613,591 warrants for proceeds of $35,352. Each warrant entitles the holder to purchase one common share at Cdn$9.00 per share until October 23, 2011.
The Corporation has consolidated the results of operations from the acquisition date forward. The Corporation has accounted for this acquisition as a purchase business combination with the Corporation as the acquirer. The purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values on the acquisition date. Estimated fair values will be based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. To the extent that the purchase price exceeds the fair value of the net identifiable tangible and intangible assets, the Corporation has recorded goodwill.
The consolidated balance sheet at acquisition is as presented below. The consolidated balance sheet may differ from the consolidated balance sheet determined after the completion of the valuation process. This allocation of the purchase price is preliminary and is based on management’s estimate of the fair value of the assets and liabilities acquired. The final fair-value estimate could be materially different from that currently being used. Management is continuing to assess the estimated fair value for certain assets and liabilities acquired including property, plant and equipment, inventories, asset retirement obligations, future income taxes and intangible assets which valuations are less advanced due to the inherent complexities associated with valuations.

Preliminary Purchase Price Allocation
Assets
Cash	$36,280
Property, plant and equipment	490,032
Product inventory	195,883
Material and supplies inventory	26,503
Accounts receivable	83,733
Reclamation deposits	22,727
Other assets	11,429
Goodwill	46,989

913,576

Liabilities
Accounts payable and accrued liabilities	25,927
Long term debt	9,585
Asset retirement obligation	25,651
Future tax liability	197,119
Sales contract liability	11,175
Other liabilities	7,411

276,868

Net assets acquired	$636,708

Purchase price payment
Paid on closing	$575,000
Paid subsequent to closing	61,529
Costs	179

$636,708

Blue Pearl is developing the Davidson molybdenum property (“Davidson Property”) in British Columbia. A feasibility study and permitting are currently underway. Production is expected from the Davidson mine in 2008 and synergies are expected by using the newly acquired Endako facility, which is within trucking distance, to process Davidson ore.

Description of Operations
The key statistics are presented in the table below. These amounts include the TCMC operations for the post-acquisition period October 26, 2006 to December 31, 2006, the period that the Corporation owned these operations. The Canadian operations reflect the Corporation’s 75% ownership in the Endako Mine. As the Corporation had no operations in 2005, a comparative period has not been presented.

	2006
	(Unaudited)
Key Statistics
	US	Canadian
	Operations	Operations	Total
Molybdenum sold (000’s lb)	3,992	1,745	5,737
Molybdenum produced (000’s lbs) (Note 1)	2,473	1,373	3,846

Revenue ($/lb)	$26.40	$24.23	$25.74

Operating expenses ($/lb Mo sold)
Inventory purchase price adjustment (note 3)	$12.10	$11.81	$12.02
Other operating	$14.53	$6.99	$12.23

Total	$26.63	$18.80	$24.25

Mining
Ore (000’s tonnes)	899	1,320	2,219
Waste (000’s tonnes)	3,936	906	4,842
Total (000’s tonnes)	4,835	2,226	7,061
Strip ratio	4.38	0.69	2.18

Milling (000’s tonnes)	883	1,129	2,012
Grade (% molybdenum)	0.14	0.06	0.10
Recovery (%)	90.0	75.7	82.0

Production costs ($/ lb) (Note 2)	$5.83	$7.30	6.28

Revenue from molybdenum sales	$105,401	$42,275	$147,676

Operating Expenses
Inventory purchase price adjustment (note 3)	$48,324	$20,608	$68,932
Other operating expenses	$57,990	$12,193	$70,183

Total	$106,314	$32,801	$139,115

Note 1	– These amounts reflect molybdenum produced at the Thompson Creek and Endako mines but do not include molybdenum purchased from third parties, roasted and sold by the Corporation.

Note 2	– These costs reflect production costs for molybdenum from the Thompson Creek and Endako mines only.

Note 3	– See Income Statement section of this Management’s Discussion and Analysis for explanation.
United States Operations
The Corporation’s Thompson Creek mine and concentrator are located near Challis, in central Idaho. Mining is done by conventional open pit methods utilizing electric-powered shovels and 200-ton haul trucks. The mine has produced over 150 million pounds of molybdenum since commencement in 1983. The property covers 21,000 acres with all the necessary permits, water, power, easements and rights-of-way to allow operations. The concentrator has a capacity of 28,500 tons per day and operates with a crusher, SAG mill, ball mill and flotation circuit. The concentrator averages approximately 90% recovery and produces concentrate averaging 57% molybdenum by weight.
The molybdenum disulfide concentrate produced at Thompson Creek Mine during the calendar year 2006 was processed into a variety of products containing 16.2 million pounds of molybdenum. Most of the concentrate is shipped by truck to the Langeloth processing facility. Approximately 10% of the concentrate is upgraded at the mine site to produce high grade molybdenum.
The Langeloth plant, located near Pittsburgh, Pennsylvania, was originally constructed in 1924 and has undergone multiple expansions and renovations. Roasting capacity is approximately 35 million pounds per year. It consists of six multi-hearth roasters ranging in size from 16 to 21 feet in diameter. Four roasters process molybdenum disulfide to produce molybdenum oxide and ferromolybdenum. The Thompson Creek Mine output provides much of the feed source for these roasters. The balance of the capacity is filled with third party purchases and toll roasting of molybdenum disulfide. Two roasters are committed to toll roasting recycled nickel-cobalt containing catalyst material derived primarily from the chemical industry.
The Langeloth facility’s air emissions permit expired on December 31, 2006. The renewal application was submitted in March 2006. The Langeloth facility has a water treatment plant to control heavy metals to comply with water discharge regulations. Renewal for the water discharge permit was applied for in 1992 and is still pending. The facility is operating under the existing air and water permits, as allowed under applicable law, until new permits are issued.
Canadian Operations
The Corporation’s Canadian operations are conducted through a 75% interest in the Endako open-pit mine, concentrator and roaster which is located near Fraser Lake, British Columbia. This mining operation commenced production in 1965. The mine property consists of 374 claims, including 25 mineral leases, covering 7,741 hectares and has the necessary permits and ancillary facilities to allow operations. The infrastructure includes a 30,000 tonnes per day concentrator and a 14,000 to 16,000 kilogram per day multiple-hearth roaster that converts molybdenum sulfide concentrate into technical molybdic oxide (known as tech oxide). Total molybdenum production at the Endako mine in calendar year 2006 was 11.5 million pounds.
Markets
Blue Pearl produces primarily molybdenum products. The products produced cover most of the range of molybdenum products available in the market.
Molybdenum is added to iron and steel in the manufacturing process to strengthen it and increase its anti-corrosive characteristics. It is an important ingredient in high-performance stainless steel and other alloys. Molybdenum is also used in chemical products such as catalysts, lubricants and pigments, and as a catalyst to reduce sulfur in petroleum refining.
Molybdenum demand has grown at an average of approximately 4% a year over the last 20 years and the world consumption is now in excess of 400 million pounds annually. Demand is being driven by industries such as aircraft manufacturing, shipbuilding, the military and especially oil and gas, where demand for anti-corrosive steel is growing and refineries require higher amounts of molybdenum catalyst. Given expectations of a strong growth in energy investments in the coming years and a continuation of the global economic expansion, especially in China, the demand for molybdenum is likely to continue to grow.
Molybdenum supply is expected to be constrained over the medium term. Approximately 60% of the world’s molybdenum production comes from by-product production at copper mines. While some of these mines are expecting to increase molybdenum production in the coming years, others have forecast lower production. Many have been mining areas of higher grade molybdenum within their mines over the last two years to take advantage of the recent higher molybdenum prices. However, these mines are unable to indefinitely maintain the molybdenum high-grading activities due to the nature of their ore bodies. Other operators have announced construction of molybdenum recovery circuits that will add small amounts to the supply. One major operator has announced a mine re-opening but it is not expected to start producing until 2009 at the earliest. Another potential additional source of molybdenum is from new western world mine construction. Most of the significant deposits are held by junior mining companies. These companies will require large financings, relative to their current capital base, that may be difficult to obtain especially due to the lack of forward markets to hedge the molybdenum price. Should the financing be obtained, the time required to complete construction will be several years.
China is a large producer and, increasingly, a large consumer of molybdenum and has been a major influence on molybdenum pricing in the last decade. China has significant molybdenum resources, produces more than 20% of the world’s annual supply, and in the past has been a major exporter of molybdenum. But in the past two years, molybdenum exports from China have fallen as a result of increasing internal consumption and of government intervention in 2005 to close a number of smaller mines due to safety and environmental concerns. In 2006, in an apparent attempt to manage exports of molybdenum, the Chinese government imposed export duties on molybdenum and announced a program of export licensing that allows molybdenum exports only by larger companies. The Chinese government in early 2007 was also considering the imposition of export quotas for molybdenum.
The price of molybdenum, which averaged $4.50 per pound between 1994 and 2004, peaked at $40 per pound in June 2005 and has since moderated somewhat. In 2006, the average price of molybdenum remained strong at approximately $25 per pound. The expected trends in supply and demand suggest a positive near-term outlook for the price of molybdenum. Barring a world recession, demand for molybdenum is expected to continue to grow. In the absence of new supply coming from China and given numerous constraints on production growth outside of China, the price of molybdenum is expected to remain relatively strong in the near-term future.
Financial Review
Blue Pearl purchased TCMC on October 26, 2006 and consolidated its operating results for the period October 26 to December 31, 2006. The TCMC operations included the Thompson Creek mine, the Langeloth Metallurgical Facility and 75% of the Endako Mine Joint Venture. Prior to the TCMC purchase, Blue Pearl mining assets were limited to the Davidson Property which is in the feasibility study and permitting stage.
Income Statement
The net loss for the year ended December 31, 2006 was $20,643 or $0.36 per share, compared to a net loss of $4,113, or $0.13 per share in 2005.
Revenues in 2006 were mainly derived from the sale of molybdenum products by TCMC. During the period October 26 to December 31, after the TCMC acquisition was completed, 5,737,000 pounds of molybdenum were sold at an average realized price of $25.74 per pound. TCMC also generated revenue of $3,167 from toll roasting third party molybdenum products and from recovering metals in spent catalyst. No revenues were earned by Blue Pearl in 2005 as it was in the development stage.
Cost of sales in 2006, which were incurred by TCMC during the period October 26 to December 31, totaled $145,099. These expenses include mining, processing and administration at the Thompson Creek and Endako mines, processing of Thompson Creek ore at the Langeloth plant, costs to purchase partially finished molybdenum products from third parties for roasting at the Langeloth plant and costs related to tolling third party molybdenum and catalysts at Langeloth.
Included in the operating expenses is $68,932 related to the inventory portion of the Thompson Creek purchase price adjustment. TCMC held 7.8 million pounds of inventory on the acquisition date and this inventory was deemed to be purchased by Blue Pearl, for accounting purposes, at fair value, resulting in an uplift of inventory costs of $98,531 over the original book value prior to the acquisition. The table below shows the fair value adjustment allocated to inventory on acquisition, the amount included in operating expenses in 2006 and the amount that remains as part of the inventory costs at December 31, 2006. The remaining inventory purchase price adjustment at December 31, 2006 of $29,599 is expected to be charged to operating expenses in the first quarter of 2007 as the related inventory is sold.
Thompson Creek Purchase Price Adjustment Allocated to Inventory:

Inventory increase from allocation at October 25, 2006	$98,531
Less: portion of inventory increase charged to operating expenses in 2006	68,932

Inventory increase remaining at December 31, 2006	$29,599

Blue Pearl had no cost of sales in 2005 as it was a development stage company.
General and administrative expense increased by $3,098 in 2006 compared to 2005 due to the increased activities associated with the TCMC purchase in October 2006.
Exploration and development expense increased $6,322 in 2006 as compared to 2005 primarily as the Corporation continues to proceed with the Davidson property. The increased costs are for the increased permitting and feasibility work done for the Davidson project.
Interest income increased by $1,044 in 2006 as the Corporation had more cash from the equity financing related to the purchase, cash acquired with TCMC and cash generated from the TCMC operations.
Interest expense and finance fees in 2006 resulted from the long-term debt borrowed to finance the TCMC acquisition. Stock based compensation increased $14,113 in 2006 as options were granted to TCMC management and senior operations personnel in addition to certain Blue Pearl staff.
Cash Flows
Cash from operating activities provided $75,444 in 2006 and required $2,723 in 2005. The increased cash flow was mainly a result of the TCMC acquisition in October 2006 as the Corporation sold the inventory acquired. The 2006 loss of $20,643 included non-cash charges such as stock-based compensation of $14,547 and depreciation and amortization of $4,718 offset by the future tax recovery. Significant changes to the non-cash working capital were a reduction in inventory of $65,421, and increased accounts payables and accrued liabilities of $22,802 and income taxes payable of $19,762.
Investing activities required $605,315 in 2006 which was almost entirely used to purchase TCMC. In 2005 investing activities required $894 mostly for the acquisition of the Davidson Property.
Financing activities generated $621,516 in 2006. The Corporation issued 57,449,048 shares and 25,319,541 warrants to raise $233,701 mainly through a prospectus offering completed in connection with the TCMC purchase. Long term debt of $401,855 was borrowed to partially finance the TCMC purchase and finance fees of $13,673 were incurred to raise this debt. In 2005, equity issues raised $9,822 that was used to fund the Davidson Project and provide working capital.

Liquidity and Capital Resources
During 2006, cash and cash equivalents increased by $91,144 to $98,059 at December 31. The working capital acquired as part of the financing of the TCMC acquisition and the operating cash flow for the 67 days that Blue Pearl owned TCMC were the main reasons for the increase in cash.
The Corporation also has a $22,500 revolving credit facility available as part of the long term debt negotiated during the TCMC acquisition. The revolving credit facility matures October 26, 2011 and bears interest on outstanding balances of LIBOR plus 475 basis points. At December 31, 2006, the full amount of the revolving credit facility was available to be used.
In 2007, the Corporation is expecting to fund capital expenditures of approximately $15,000, scheduled principal repayments of approximately $78,000, interest payments of approximately $36,000, and Davidson feasibility and permitting costs of approximately $5,000. In January 2008, Blue Pearl may be required to make a contingent payment to the TCMC vendors of $50,000 to $100,000 if the average market price of molybdenum is between $15 and $25 per pound for 2007. If the average price is less than $15 per pound, then no payment is required in 2008.
In addition to the above amounts, financing for the Davidson Project construction will be required by 2008. The Davidson feasibility study is not completed so the amount required is unknown but is estimated by management to be approximately $50,000 to $60,000. The Corporation is considering options to finance this project that may include a joint venture arrangement. The Corporation’s loan facility restricts certain cash from being used for Davidson construction. At December 31, 2006 the Corporation has more than $40,000 that could be used for Davidson construction.
Outlook
The price of molybdenum on world markets is the single most important variable to cash flow and profitability for the Corporation. The strong prices, in the $24 to $30 range, realized by the Corporation since TCMC was acquired provided sufficient cash flow such that the Corporation was able to prepay $61,855 of the long-term debt, along with a prepayment premium of $2,474, in March 2007 and thus reduce future interest expense. The debt prepaid was the highest interest rate portion and was prepaid after less than five months outstanding. Management expects that molybdenum prices will remain strong in the medium term.
Molybdenum production in 2007 is expected to be 12.8 million pounds from the Thompson Creek Mine at a cost of $8.50 and 8.5 million pounds at a cost of $6.65 from the Corporation’s 75% share of the Endako Mine. These Thompson Creek Mine costs will be high in 2007 due to costs from acceleration of waste stripping leading into the next phase of the ore body and lower grade ore to be mined in the initial part of this phase. The Thompson Creek Mine has moved to continuous operations in the mill to process sufficient ore to fulfill these plans.
This production profile and the strong sales prices are expected to allow the Corporation to meet its cash requirements for operations, capital expenditures, debt payments and contingent payment during 2007. One of the Corporation’s goals is to reduce its long-term debt. The remaining debt can be prepaid without penalty and if prices remain sufficiently strong then debt payments will be made above the required minimum amounts.
Both the Thompson Creek Mine and the Endako Mine are developing new plans based on a re-evaluation of mineral resources and reserves assuming a long-term molybdenum price of US$10 per pound and with updated costs. Previous mine plans had assumed a long-term price of $5 per pound at Thompson Creek and $3.50 per pound at Endako. The new plans are expected to increase mineral reserves and mine life at both operations when they are completed in 2007.
The Davidson Deposit, which is Canada’s largest undeveloped molybdenum deposit, is important to the Corporation’s future as it represents an opportunity for organic growth at a low capital cost. The deposit’s high-grade core is easily accessible with minimal impact to the environment. A feasibility study is currently being conducted by Hatch Ltd. and is expected to be completed during the second quarter of 2007. The study is examining the feasibility of mining 2,000 tonnes of high-grade ore per day from the deposit and shipping the ore to the Endako facility 200 kilometers away for processing. The Corporation expects positive results from the feasibility study and from the application for environmental permitting, which will soon be submitted to the provincial authorities for approval. If mining at Davidson begins as expected in late 2008, it will result in significant increase in the Corporation’s overall annual molybdenum production.
Related Party Transactions
Sojitz Moly Resources, Inc. (“Sojitz”) owns 25% of the Endako Mine Joint Venture and therefore is a related party. The Corporation’s sales to Sojitz during the post acquisition period of October 26 to December 31, 2006 were $21,106. Sojitz also receives 1% commission on all Endako Mine sales.
Office administration fees of $287 (2005 — $245) were incurred for rent and various office services provided by Glencairn Gold Corporation (“Glencairn”) which is related through certain common directors and officers. Included in accounts payable at December 31, 2006 is $31 (2005 — $24) owing to this related party. The office services agreement with Glencairn was terminated at the end of February 2007.
Commitments and Contingencies
As discussed above, in connection with the acquisition of TCMC, the Corporation entered into the First Lien Senior Secured and Second Lien Senior Secured loan agreements. The First Lien Senior Secured loan requires quarterly principal payments. In addition to the regular principal payments, the Corporation is required to make additional principal payments upon the issuance of any new equity after the acquisition of TCMC. This agreement requires additional principal repayments each year if cash flows, as defined in the loan agreement, in the year exceed the operating requirements of the Corporation. This loan is scheduled to mature on October 26, 2012.
Thompson Creek has entered into variable rate loan agreements to finance the purchase of certain mining equipment. The mining equipment is collateral for the loan. Each of these loans requires regular principal repayments and matures no later than 2010. These loans bear interest at LIBOR plus 200 basis points. As at December 31, 2006, the interest rate for these loans was 7.35%.
Maturities of long-term debt obligations are as follows:

	Senior	Equipment
	Secured	Loans	Total
Year ending December 31:
2007	$75,000	$2,284	$77,284
2008	75,000	2,353	77,353
2009	75,000	2,423	77,423
2010	50,000	2,158	52,158
2011	35,000	—	35,000
Thereafter	91,855	—	91,855

	$401,855	$9,218	$411,073

The Corporation has entered in an agreement with Sojitz (“Sojitz Agreement”) in which the Corporation will sell to Sojitz up to 10% of certain production from the Thompson Creek Mine. The price to be paid by Sojitz will vary depending on the production costs and the market price of molybdenum. The Corporation expects to sell molybdenum to Sojitz from 2007 to 2011 under the terms of this agreement.
The Corporation enters into forward currency contracts in order to reduce the impact of certain foreign currency fluctuations related to the operations of Endako. The forward currency contracts provide protection to the Corporation from fluctuations in the Canadian dollar. The terms of the contracts are less than one year. As of December 31, 2006, the Corporation had open forward exchange contracts with a total commitment to purchase Cdn$22,631 at an average rate of US$0.89.
The Corporation has entered into agreements to purchase molybdenum in 2007. The Corporation expects it will purchase approximately 10.4 million pounds of molybdenum under these agreements.
As described in the Introduction, Blue Pearl may be required to pay up to $125,000 to the vendors of TCMC over the next three years depending on the price of molybdenum.
Risk and Uncertainties
Commodity Prices
Blue Pearl’s profitability is based on the production and sale of molybdenum products. The profitability will be significantly impacted by changes in the market price for molybdenum and in the change in the exchange rate of the US dollar relative to the Canadian dollar. The Corporation has not entered into any hedging agreements in respect to the sale of molybdenum, other than the Sojitz Agreement and certain agreements for small quantities of sales, as there is no organized market for such agreements. Blue Pearl has entered into and continues to enter into agreements to fix the US dollar to Canadian dollar exchange rate. The Corporation does not consider these agreements to be accounting hedges.
Mineral Reserves and Resources
Mineral reserves and resources are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the expected level of recovery will be realized. The ore grade recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed metal prices and operating costs. Changes in mine operating and processing costs, changes in ore grade and decline in the market price of molybdenum may render some or all of the reserves uneconomic.
Capital Markets
Changes to the market price of molybdenum and assumptions concerning future operating costs may make capital market unavailable to the Corporation. If capital markets become unavailable to Blue Pearl, it may not be able to proceed with the development of the Davidson property.
Construction
The construction of a new mine is dependent on arranging financing through the capital markets, availability of construction companies and personnel, weather and government permits. If Blue Pearl is unable to access each of these in a timely manner, construction could be delayed or require significant additional costs to complete in a timely manner.

Environmental
Blue Pearl’s operations are subject to environmental regulations in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance and more stringent environmental assessments of proposed projects. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Blue Pearl’s operations.
Summary of Quarterly Results
(US$ in thousands, except per share amounts)
(Unaudited)

	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	2005	2005	2005	2005	2006	2006	2006	2006
Revenue	$—	$—	$—	$—	$—	$—	$—	$150,843
Net loss	$260	$573	$790	$2,490	$2,570	$2,857	$2,784	$12,432
Loss per share - basic and diluted	$0.01	$0.02	$0.02	$0.06	$0.06	$0.06	$0.06	$0.14
Total assets	$9,662	$8,749	$9,487	$8,397	$7,794	$7,752	$7,237	$935,744
Review of Quarter Ended December 31, 2006
The net loss for the quarter ended December 31, 2006 was $12,432 or $0.14 per share, compared to a net loss of $2,490, or $0.06 per share in 2005.
Revenues and operating expenses are the same as the annual amounts discussed above as all operations occurred in the fourth quarter of 2006 with the acquisition of TCMC on October 26, 2006. Blue Pearl had no operating expenses in 2005 as it was a development stage company.
General and administrative expense increased by $2,582 to $3,108 in the fourth quarter of 2006 compared to 2005 due to the increased activities associated with the TCMC purchase in October 2006.
Exploration and development expense decreased $401 to $1,599 in the fourth quarter of 2006 as compared to 2005 primarily due to a decrease in the Davidson property expenditures.
Interest income increased by $957 to $1,010 in the fourth quarter of 2006 as the Corporation had more cash from the equity financing related to the purchase, cash acquired with TCMC and cash generated from the TCMC operations.
Interest expense and finance fees in the fourth quarter of 2006 resulted from the long-term debt borrowed to finance the TCMC acquisition. Stock based compensation increased $14,026 to $14,034 in the fourth quarter of 2006 as options were granted to TCMC management and senior operations personnel in addition to certain Blue Pearl staff.
Critical Accounting Estimates
The Corporation’s accounting policies are described in note 2 to the consolidated financial statements. The estimates made in applying the policies below can be uncertain and a change in these estimates could materially impact the consolidated financial statements.

Fair Value Estimate
As part of the accounting for the acquisition of TCMC, Blue Pearl is required to estimate fair value for all assets and liabilities acquired. In estimating fair values, management has engaged independent appraisers who will complete their work during 2007, used discounted cash flows and market prices. Management has estimated the fair value based on assumptions concerning the future cash flows of the operations acquired. While management believes these assumptions provide the current fair value, changes to any of these assumptions could materially impact the estimated fair values of the assets and liabilities acquired. Management has made assumptions regarding the future price of molybdenum, future costs to produce molybdenum, the timing and the quantities of molybdenum produced, exchange rates for its Canadian operations and discount factors for determining current fair value.
The allocation of the purchase price is preliminary and is based on the current estimates of fair value. Management continues to review the fair value estimates. The final valuation of the acquisition may be materially different from the current preliminary valuation presented.
Product Inventory
Blue Pearl acquired product inventory as part of the TCMC acquisition. Management made assumptions concerning the current market price of the products in inventory, the remaining costs associated in making the molybdenum ready for sale, and selling efforts. As indicated previously, this valuation has resulted in a fair value estimate of the product inventory that exceeds the historic production costs. Different assumptions concerning the market price and selling efforts could result in a different fair value estimate for the inventory acquired.
Property, Plant and Equipment
Property, plant and equipment is the most significant asset of the Corporation, with a carrying value of $480,187 at December 31, 2006, and represents capitalized expenditures on the exploration and development of mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-sale method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.
The costs associated with property, plant and equipment are separately allocated to reserves, property, plant and equipment and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of mineral interests believed to be contained or potentially contained, in properties to which they relate.
The Corporation reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
Depreciation and depletion is also determined based on property, plant and equipment carrying values. Depreciation and depletion is calculated on units of production basis over existing mineral reserves. Mineral reserves are an estimate of the quantities of economically recoverable ore and will change from time to time as a result of additional geological information, actual grade or recoveries different from original estimates or molybdenum price changes.

Asset Retirement Obligations
The Corporation is subject to environmental protection laws governing reclamation of its mine sites. These laws are continually changing and these changes may affect the procedures and costs required to complete reclamation obligations. Estimates of the fair value of these liabilities for asset retirement obligations are recognized in the period they are incurred. A corresponding increase in the related asset is recorded and depreciated over the life of the asset. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings. Where a related asset is not identifiable with a liability, the change in fair value is charged to earnings in the period. Each period, the liability is increased to reflect the accretion (or interest) portion of the initial fair value estimate and changes in estimated cost and timing of the reclamation procedures. Actual future reclamation costs may be materially different from the costs estimated by the Corporation at December 31, 2006.
Stock Option and Warrant Expense
The determination of the fair value of stock options and warrants issued requires management to estimate future stock volatility and a risk-free rate of return. Given the change in the Corporation from an exploration and development company to a full scale operating company in October 2006, the historic information regarding useful lives of the options and the volatility of the shares no longer applied. Blue Pearl estimated the expected volatility of the options by referencing a peer group of mining operating companies.
Income and Mining Taxes
Blue Pearl uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective tax bases, and for tax losses and other deductions carried forward. The Corporation evaluates the carrying values of its future tax assets periodically by assessing its valuation allowance and by adjusting the amount of such valuation allowance in the period, if necessary.
Sales Contract Liability
Prior to the acquisition by Blue Pearl, TCMC had entered into a contract with Sojitz Moly Resources for the sale of certain production associated with the Thompson Creek Mine. Based on the terms of the contract, the Corporation has made assumptions regarding the quantity of molybdenum subject to the contract and the timing of the sales. Also, the Corporation has made certain assumptions regarding the future price of molybdenum in determining the fair value of the contract. The amount and price of the molybdenum to be sold in connection with this contract may differ from the assumptions used to fair value the contract.
Recent Changes in Accounting Pronouncements
Mine Stripping Costs
In March 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued EIC 160, Stripping Costs Incurred in the Production Phase of a Mining Operation. The EIC clarifies that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity. In the mining industry, the unit of production method is generally the appropriate method. The reserves used to amortize capitalized stripping costs will normally differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total revenues. The Corporation will be applying this standard prospectively beginning January 1, 2007 as allowed under the standard.
On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges. The Corporation will adopt these standards effective January 1, 2007. While the Corporation does not expect the adoption of these standards to materially impact the consolidated financial statements, it has not made a final determination of the potential impact.
Comprehensive Income
As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders’ equity in the consolidated balance sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of the cash flow hedging instruments.
Financial Instruments – Recognition and Measurement
Under this new standard, all financial instruments will be classified as one of the following: held-to-maturity investments, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, including loans and receivables, and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.
Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair-value hedging relationship, the carrying value of the hedging item is adjusted by gains or losses attributed to the hedged risk and recognized in net income. This change in fair value of the hedging item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash-flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedged instrument will be recognized in other comprehensive income.

Outstanding Share Data
Common shares and convertible securities outstanding at March 20, 2007 were:

			Common
		Exercise	Shares on
	Expiry	Prices	Exercise
Security	Dates	Cdn$	(000’s)
Common shares			103,463
Warrants	Mar 22, 2007 to Oct 23, 2011	$0.70 to $9.00	29,192
Share options	May 2, 2010 to Jan 12, 2012	$0.60 to $8.93	7,420

			140,075

Disclosure Controls and Procedures
Further to the issue of Multilateral Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” by the Canadian Securities Administrators, Canadian public companies are required to submit annual and interim certificates relating to the effectiveness of the issuer’s disclosure controls and procedures. Such controls and procedures should be designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis, to allow management’s review and discussion so that appropriate decisions can be made prior to the timely public disclosure of the information.
As of December 31, 2006, management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined by Multilateral Instrument 52-109. This evaluation was performed under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the disclosure controls and procedures were effective as of December 31, 2006.
Internal Control Over Financial Reporting
The Certification Instrument also requires a reporting issuer to submit an annual certificate relating to the design of internal control over financial reporting. Internal control over financial reporting is a process designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles. As part of this process, management, including the CEO and the CFO, has evaluated the design of the internal control over financial reporting at December 31, 2006 and based on this evaluation, management has concluded that the design of internal control over financial reporting was effective as of December 31, 2006.
Changes in Internal Control over Financial Reporting
Under the provisions of Multilateral Instrument 52-109, a reporting issuer is also required to disclose in their MD&A any change in internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect internal control over financial reporting.
Management has determined that there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Forward-Looking Information
Certain statements in this Management’s Discussion and Analysis of financial condition and results of operations contain “forward-looking statements” within the meaning of applicable Canadian securities legislation, which reflects management’s expectations regarding the Corporation’s future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements can be identified by the use of words such as “expects”, “plans”, “will”, “believe”, “estimates”, “intends”, “may”, “bodes”, and other words of similar meaning. Should known or unknown risks or uncertainties materialize, or should management’s assumptions prove inaccurate, actual results could vary materially from those anticipated. Many factors could cause results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on key suppliers, economic conditions, competition, regulatory change, molybdenum and other commodity prices, foreign exchange rates, and interest rates, change in project parameters as plans continue to be refined, possible variations of ore grade, failure of plant, equipment or processes to operate as anticipated, and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Narrative Description of Business – Risks Factors” of the Corporation’s Annual Information Form for the year ended December 31, 2006 to be filed with the securities regulatory authorities in Canada. Although the forward-looking statements are based on what management believes to be reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this report, and the Corporation does not assume any obligation to update or revise them to reflect new events or circumstances. Accordingly, readers should not place undue reliance on forward-looking statements.
March 26, 2007